Product supplement Q
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
dated October 10, 2006
Rule 424(b)(2)



Deutsche Bank AG

Return Optimization Securities Linked to an Index

General

Deutsche Bank AG may from time to time offer and sell return optimization securities, which we refer to as "ROS", as part of our Global Notes Program, Series A. This product supplement describes some of the general terms that may apply to the ROS and the general manner in which they may be offered. The specific terms of any ROS that we offer, including the name of the underlying index or indices, and the specific manner in which such ROS may be offered, will be described in a separate pricing supplement to this product supplement. If there is any inconsistency between the terms described in an applicable pricing supplement and those described in this product supplement or in the accompanying prospectus or prospectus supplement, the terms described in the applicable pricing supplement will be controlling. The general terms of the ROS are described in this product supplement and include the following:

- Issuer (Booking Branch): Deutsche Bank AG, London Branch

- Coupon: The ROS do not pay a coupon during their term.

- Payment at Maturity: At maturity, you will receive a cash payment that is based on the value of an underlying index. The value of the underlying index may be calculated by reference to equity securities or to futures contracts on physical commodities. If the return on the underlying index is positive, the return on the ROS will be enhanced by a multiplier (the "**multiplier**") up to a maximum gain, expressed as a percentage, (the "**maximum gain**") on the ROS. The multiplier and maximum gain for any ROS that we may offer will be specified in the applicable pricing supplement.

The ROS do not guarantee any return of principal at maturity. The ROS are fully exposed to any decline in the level of the underlying index. A negative return on the underlying index will reduce the cash payment you receive at maturity below your initial investment amount.

- No Listing: The ROS will not be listed or displayed on any securities exchange or any electronic communications network.

- Calculation Agent: Deutsche Bank AG, London Branch

The applicable pricing supplement will describe the specific terms of the ROS, including any changes to the terms specified in this product supplement.

See "Risk Factors" beginning on page PS-10 of this product supplement for risks related to an investment in the ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The securities are not deposit liabilities of Deutsche Bank AG and are not FDIC insured.

Deutsche Bank AG

March 29, 2007

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus, prospectus supplement and underlying supplement with respect to the securities offered by the applicable pricing supplement and this product supplement. We have not authorized anyone to give you any additional or different information. The information in the applicable pricing supplement, this product supplement and the accompanying prospectus, prospectus supplement and underlying supplement may only be accurate as of the dates of each of these documents, respectively.

The securities described in the applicable pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The applicable pricing supplement, this product supplement and the accompanying underlying supplement, prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy the securities in any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus, prospectus supplement and underlying supplement, "we," "us" and "our" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. Neither this product supplement nor the accompanying prospectus, prospectus supplement, underlying supplement or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus, prospectus supplement, underlying supplement or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus, prospectus supplement, underlying supplement and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus, prospectus supplement, underlying supplement and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

DESCRIPTION OF SECURITIES

This product supplement describes terms that will apply generally to the ROS, including any ROS you purchase. An underlying supplement that describes the potential underlying indices and the relationship between Deutsche Bank and the sponsors or publishers of each such index may be filed with the Securities and Exchange Commission from time to time. A separate pricing supplement will describe terms that apply specifically to your ROS, including the identity of the underlying index as well as any changes to the terms specified below. Deutsche Bank AG may also prepare free writing prospectuses that describe particular issuances of ROS. Any free writing prospectus should also be read in connection with this product supplement, the accompanying prospectus, prospectus supplement and underlying supplement. For purposes of this product supplement, any references to an applicable pricing supplement may also refer to a free writing prospectus, unless the context otherwise requires.

In this product supplement, when we refer to the "ROS", we mean return optimization securities. Also, references to the "accompanying prospectus" and "prospectus supplement" mean, respectively, the accompanying prospectus, dated October 10, 2006, of Deutsche Bank and the prospectus supplement, dated November 13, 2006, of Deutsche Bank. References to the "pricing supplement" or "applicable pricing supplement" mean any pricing supplement or any free writing prospectus that describe the specific terms of your ROS.

What Are the Return Optimization Securities?

Return optimization securities, or ROS, are medium-term notes issued by Deutsche Bank whose return is linked to the performance of an index (the **"index"**). The underlying index, the value of which may be based on equity securities or futures contracts on physical commodities, will be specified in the applicable pricing supplement to this product supplement. Some of the potential underlying indices that may be specified in the applicable pricing supplement are described in an underlying supplement that may be filed with the SEC from time to time (the "underlying supplement").

At maturity, the ROS will pay an amount in cash that is based on the return of the index, referred to as the **"index return"**. The index return will be calculated based on the change in the value of the index on the trade date relative to the value on the final valuation date or dates, as described below:

The **"index return"** is the difference between the closing level of the index on the dates specified in the applicable pricing supplement, expressed as a percentage and calculated as follows:

$$\text{index return} = \frac{\text{index ending level} - \text{index starting level}}{\text{index starting level}}$$

where the **"index starting level"** is the closing level of the index on the date specified in the applicable pricing supplement (which will generally be the date on which the ROS are priced, or the **"trade date"**), and the **"index ending level"** is the closing level of the index on the date specified in the applicable pricing supplement (which will generally be one or more dates approximately three to five business days before the maturity date of the ROS, subject to adjustment, or the **"final valuation date"**). The trade date and final valuation date or dates will be specified in the applicable pricing supplement.

If the index return is positive, the ROS will provide an enhanced return that will be calculated by applying a multiplier to the index return (for example, a multiplier of 3 means that the index return will be multiplied by 3), subject to a maximum gain, expressed as a percentage, on the ROS at maturity (for example, a maximum gain of 12% means that the return on the ROS will never be higher than 12% even if the index return is higher than the level that will result in a return at maturity of 12%). The multiplier and the maximum gain on the ROS will be specified in the applicable pricing supplement. If the index return is zero or negative, the ROS will provide a return equal to the index return, which will result in an investor receiving the initial investment amount or less than the initial investment amount of the ROS at maturity.

The ROS do not guarantee any return of principal at maturity, and are fully exposed to any decline in the level of the index from the trade date relative to the final valuation date or dates. You will lose 1% (or fraction thereof) of your principal for each percentage point (or fraction thereof) that the index return is negative.

The ROS Are Part of a Series

The ROS are part of a series of securities entitled "Global Notes Program, Series A" that we may issue under our indenture, which is described in the accompanying prospectus and prospectus supplement. The ROS will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar. The terms described here (*i.e.*, in this product supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Specific Terms Will Be Described in Applicable Pricing Supplements

The specific terms of your ROS will be described in the applicable pricing supplement accompanying this product supplement. The terms described there supplement those described here and in the accompanying prospectus and prospectus supplement. If the terms described in the applicable pricing supplement are inconsistent with those described here or in the accompanying prospectus or prospectus supplement, the terms described in the applicable pricing supplement are controlling.

Any applicable pricing supplement, including any free writing prospectus, should be read in connection with this product supplement, the accompanying prospectus, prospectus supplement and underlying supplement.

Selected Purchase Considerations

Subject to the specific terms of your ROS as described in the applicable pricing supplement, an investment in the ROS may offer the following features:

- **Growth Potential**—The ROS provide the potential to enhance returns by multiplying a positive index return by a multiplier, up to a maximum gain on the ROS.

- **Diversification**—The ROS may provide diversification within your portfolio through exposure to an index.

What are some of the risks of the ROS?

An investment in any ROS involves significant risks. Some of the risks that apply generally to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS in the "Risk Factors" section of this product supplement and the applicable pricing supplement.

- **You may lose some or all of your principal**—The ROS do not guarantee any return of principal at maturity. The ROS are fully exposed to any decline in the level of the index on the final valuation date or dates relative to the trade date. You will lose 1% (or a fraction thereof) of your principal for each percentage point (or a fraction thereof) that the index return is negative.

- **Your return potential is limited to the maximum gain**—If the index return is positive, the index return will be multiplied by a multiplier, subject to the maximum gain on the ROS. Therefore, you will not benefit from any positive index return in excess of the level that will result in the applicable maximum gain. For examples of how your ROS may perform at maturity, see "Hypothetical Example" and "What are the steps to calculate payment at maturity?" in this product supplement.

- **No adjustments for fluctuations in foreign exchange rates**—The value of your ROS may not be adjusted for exchange rate fluctuations between the U.S. dollar and any other currency upon which an index component, such as an equity security or futures contract on a physical commodity, is based. Therefore, if such currency appreciates or depreciates relative to the U.S. dollar over the term of the ROS, you may not receive any additional payment or incur any reduction in payment at maturity.

- **You may be subject to foreign currency risk**—Because the prices of the equity securities or futures contracts composing an index may be converted by the sponsor of the index into U.S. dollars or a currency other than U.S. dollars for the purposes of calculating the value of the index, holders of the ROS may be exposed to currency exchange rate risk with respect to any such asset represented in the index or index component. An investor's net exposure may depend on the extent to which the currencies of the index components, such as equity securities or future contracts, strengthen or weaken relative to the U.S. dollar. If the U.S. dollar strengthens relative to the currencies of the respective index components, taking into account the relative weightings of such components within the index, the value of any such index may be adversely affected, and the payment at maturity of the ROS may be reduced.

  Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments; and
  - the extent of governmental surpluses or deficits in the relevant foreign countries and the United States.

  These factors are also sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries, the United States and other countries important to international trade and finance.

- **Maximum potential return only at maturity**—You can earn the potential maximum return only if you hold your ROS to maturity.

- **No coupon or dividend payments**—You will not receive any coupon payments on the ROS and you will not receive or be entitled to receive any dividend payments or other distributions on the securities included in the index.
- **No listing**—The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. Deutsche Bank Securities Inc. and other affiliates of Deutsche Bank may make a market in the ROS, although they are not required to do so and may stop making a market at any time. If you sell your ROS prior to maturity, you may have to sell them at a substantial loss.

The ROS may be a suitable investment for you if:

Subject to the specific terms of your ROS, as specified in the applicable pricing supplement, the ROS generally may be a suitable investment for you if:

- You believe the index will appreciate over the term of the ROS and that the appreciation is unlikely to exceed the maximum gain.
- You are willing to make an investment that is exposed to the full downside performance of the index and does not guarantee any return of principal at maturity.
- You are willing to forgo dividends paid on any equity securities included in the index.
- You do not seek current income from your investment.
- You are willing to hold the ROS to maturity.
- You are willing to invest in securities for which there may be little or no secondary market.
- In the case of a ROS linked to a commodities index, you are willing to accept the risk of fluctuations in commodities prices in general and in the prices of futures contracts on physical commodities traded on various domestic and international exchanges in particular.

Uncertain tax treatment:

Significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in this product supplement related to this offering.

The ROS may not be a suitable investment for you if:

Subject to the specific terms of your ROS, as specified in the applicable pricing supplement, the ROS generally may not be a suitable investment for you if:

- You do not believe the index will appreciate over the term of the ROS, or you believe the index will appreciate by more than the maximum gain over the term of the ROS.
- You seek an investment that is not exposed to the full downside performance of the index and that guarantees some return of principal at maturity.
- You seek an investment that may benefit from the full upside performance of the index without a cap on participation.
- You prefer to receive the dividends paid on any equity securities included in the index.
- You seek current income from your investment.
- You are unable or unwilling to hold the ROS to maturity.
- You seek an investment for which there will be an active secondary market.

- In the case of a ROS linked to a commodities index, you are not willing to be exposed to fluctuations in commodities prices in general and in the prices of futures contracts on physical commodities traded on various domestic and international exchanges in particular.

What are the tax consequences of the ROS?

You should review carefully the section in this product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described herein, although the tax consequences of an investment in the securities are uncertain, except as otherwise provided in the applicable pricing supplement, we believe the securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this product supplement and the accompanying pricing supplement.

In addition, under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

What are the steps to calculate payment at maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the ROS, followed by an example for a hypothetical ROS based on the performance of a single index.

Step 1: Calculate the index return

The index return is the difference between the closing level of the index on the final valuation date or dates and on the trade date and is expressed as a percentage of the closing level of the index on the trade date. The index return may be positive or negative and is calculated as follows:

$$\text{index return} = \frac{\text{index ending level} - \text{index starting level}}{\text{index starting level}}$$

The "**index starting level**" is the closing level of the index on the trade date specified in the applicable pricing supplement.

The "**index ending level**" is the closing level of the index on the final valuation date or dates specified in the applicable pricing supplement.

Step 2: Calculate the cash payment at maturity

The cash payment at maturity of the ROS will be calculated as follows:

- <u>If the index return is positive</u>, the payment at maturity per security will equal the lesser of:

    $10 + ($10 x (index return x multiplier)); and

    $10 + ($10 x maximum gain).

- <u>If the index return is zero</u>, the payment at maturity will equal $10 per security.

- <u>If the index return is negative</u>, the payment at maturity will be less than $10 per security and will equal:

    $10 + ($10 x index return).

Hypothetical Example

The following example illustrates the calculation of the index return and the payment at maturity for a hypothetical ROS based on a single index with the following assumptions:

Maximum gain	15%
Multiplier	2
Index starting level	1400
Index ending level	1470

Given the above assumptions, the index return would be calculated as follows:

$$\text{index return} = \frac{\text{index ending level} - \text{index starting level}}{\text{index starting level}} = \frac{1470 - 1400}{1400} = 5\%$$

Given an index return of 5% and assuming a multiplier of 2, the payment at maturity would be:

$10 + ($10 x (index return x multiplier)) = $10 + ($10 x (5% x 2)) = $11.00 per $10 security.

Hypothetical Payment Amounts on Your ROS

The applicable pricing supplement may include hypothetical calculations and tables or charts showing hypothetical examples of the performance of your ROS at maturity and the cash payment that could be delivered for each of your ROS on the stated maturity date, based on a range of hypothetical index ending levels and on various key assumptions shown in the applicable pricing supplement.

Any table, chart or calculation showing hypothetical payment amounts will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical market prices of the index on the final valuation date or dates could have on your payment at maturity, as calculated in the manner described in the applicable pricing supplement. Such hypothetical table, chart or calculation will be based on market prices for the index that may not be achieved on the applicable final valuation date or dates and on assumptions regarding terms of the ROS that will not be set until the trade date.

As calculated in the applicable pricing supplement, the hypothetical payment amounts on your ROS on the stated maturity date may bear little or no relationship to the actual market value of your ROS on that date or at any other time, including any time you might wish to sell your ROS. In addition, you should not view the hypothetical payment amounts as an indication of the possible financial return on an investment in your ROS, since the financial return will be affected by various factors, including taxes, which the hypothetical information does not take into account. Moreover, whatever the financial return on your ROS might be, it may bear little relation to—and may be much less than—the financial return that you might achieve were you to invest directly in the stocks or futures contracts on physical commodities comprising the index (the "**index constituent stocks**" and the "**index commodities**," respectively, and together, the "**index constituents**") or in the index. The following factors, among others, may cause the financial return on your ROS to differ from the financial return you would receive by investing directly in an index or in the index constituents:

- the return on such a direct investment would not be limited by the maximum gain or otherwise capped;

- in the case of direct investment in the index or index constituent stocks, the return could include substantial dividend payments, which you will not receive as an investor in the ROS;

- in the case of direct investment in index commodities, the return could include rights that you will not have as an investor in the ROS; and

- an investment in the index or the index constituents is likely to have tax consequences that are different from an investment in the ROS.

We describe various risk factors that may affect the market value of the ROS, and the unpredictable nature of that market value, under "Risk Factors" beginning on page PS-10 of this product supplement.

We cannot predict the market price of the index or, therefore, the index ending level for your ROS. Moreover, the assumptions we make in connection with any hypothetical information in the applicable pricing supplement may not reflect actual events. Consequently, that information may give little or no indication of the payment that will be delivered in respect of your ROS on the stated maturity date, nor should it be viewed as an indication of the financial return on your ROS or of how that return might compare to the financial return if you were to invest directly in the index or the index constituents.

RISK FACTORS

The return on the ROS is linked to the performance of the index. Investing in the ROS is not equivalent to investing directly in the index or the index constituents. This section describes the most significant risks relating to the ROS. **We urge you to read the following information about these risks, together with the other information in this product supplement, the underlying supplement, the pricing supplement, including any free writing prospectus, and the accompanying prospectus and prospectus supplement before investing in the ROS.**

The ROS are fully exposed to any decline in the level of the index, and you may lose some or all of your principal.

The terms of the ROS differ from ordinary debt securities in that we will not pay you 100% of the initial investment amount of your ROS at maturity if the index return is negative. At maturity, the cash payment you receive will be based on the index return, which may be positive or negative. A negative index return will reduce your cash payment at maturity below your initial investment amount, and will result in a negative return on your ROS. Each percentage decline (or fraction thereof) in the index ending level relative to the index starting level will result in a corresponding reduction in your cash payment at maturity from the initial investment amount of your ROS.

The ROS do not guarantee any return of principal at maturity. You may lose some or all of your principal if the level of the index declines and the index return is negative.

Your return potential is limited by the maximum gain on the ROS at maturity.

Your payment at maturity is based on the index return, which, if positive, will be enhanced by a multiplier, subject to a maximum gain on the ROS at maturity. Since the maximum payment amount on the ROS is capped, you will not benefit from a positive index return (as enhanced by the multiplier) in excess of the level that will result in the applicable maximum gain.

Owning the ROS is not the same as owning the index constituents or a security directly linked to the performance of the index.

The return on your ROS will not reflect the return you would realize if you actually owned the index constituents, or a security directly linked to the performance of the index, and held such investment for a similar period because:

- the payment at maturity of the ROS is capped based on the maximum gain specified in the applicable pricing supplement; and

- the level of the index is calculated in part by reference to the prices of the index constituents without taking into consideration, as applicable, the value of dividends paid on the index constituent stocks or the rights that holders of futures contracts on the index commodities may have.

If the index return (as enhanced by the multiplier) exceeds the level that will result in the applicable maximum gain, your return on the ROS at maturity will be less than the return on a direct investment in the index without taking into account taxes and other costs related to such a direct investment. Even if the level of the index increases above the index starting level during the term of the ROS, the market value of the ROS may not increase by the same amount. It is also possible for the level of the index to increase while the market value of the ROS declines.

The market value of the ROS may be influenced by unpredictable factors.

The market value of your ROS may fluctuate between the date you purchase them and the final valuation date or dates, when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control and interrelate in complex ways, will influence the market value of the ROS. Generally, we expect that the level of the index on any day will affect the market value of the ROS more than any other single factor. Other factors that may influence the market value of the ROS include:

- the volatility of the index (*i.e.*, the frequency and magnitude of changes in the level of the index);
- the composition of the index and changes in the index constituents;
- the market price of the index constituents;
- in the case of ROS linked to an equity index, the dividend rate paid on the index constituent stocks (while not paid to holders of the ROS, dividend payments on the index constituent stocks may influence the value of the ROS);
- supply and demand for the ROS, including inventory positions with Deutsche Bank Securities Inc. or any other market-maker;
- interest rates in the market;
- the time remaining to the maturity of the ROS;
- the creditworthiness of Deutsche Bank; and
- geopolitical, economic, financial, political, regulatory or judicial events that affect the level of the index or the market price of the index constituents, or that affect stock markets or commodities and futures markets generally.

These factors interrelate in complex ways, and the effect of one factor on the market value of your ROS may offset or enhance the effect of another factor.

There may not be an active trading market for the ROS, and sales in the secondary market may result in significant losses.

You should be willing to hold your ROS to maturity. There may be little or no secondary market for the ROS. The ROS will not be listed or displayed on any securities exchange or any electronic communications network. Deutsche Bank Securities Inc. and other affiliates of Deutsche Bank may make a market in the ROS, although they are not required to do so and may stop any market-making activities at any time. Even if a secondary market in your ROS develops, it may not provide significant liquidity or trade at prices advantageous to you.

If you sell your ROS before maturity, you may have to do so at a substantial discount from the issue price and, as a result, you may suffer substantial losses.

The inclusion of commissions and compensation in the original issue price of the ROS is likely to adversely affect secondary market prices of the ROS.

Assuming no change in market conditions or any other applicable factors, the price at which Deutsche Bank Securities Inc. or its affiliates are willing to purchase your ROS in secondary market transactions will likely be lower than the initial public offering price of your ROS, since the initial public offering price is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to your ROS. In addition, any such prices may differ from values determined by pricing models used by Deutsche Bank Securities Inc. or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

Changes that affect the index will affect the market value of your ROS and the amount you will receive at maturity of your ROS.

The policies of the sponsor of the index to which your ROS are linked (each, an "**index sponsor**") concerning the calculation of the applicable index, additions, deletions or substitutions of the index constituents and the manner in which changes affecting the index constituents, the issuers of the index constituent stocks (such as stock dividends, reorganizations or mergers) or the index commodities (such as prolonged changes in market value, significantly decreased liquidity or if any such index commodity ceases to exist) are reflected in the applicable index, could affect the value of the applicable index and, therefore, could affect the amount payable on your ROS at maturity and the market value of your ROS prior to maturity. The amount payable on the ROS and their market value could also be affected if an index sponsor changes these policies, for example by changing the manner in which it calculates the applicable index, or if an index sponsor discontinues or suspends calculation or publication of the applicable index, in which case it may become difficult to determine the market value of the ROS. If events such as these occur, or if the index ending level is not available because of a market disruption event or for any other reason, and no successor index is selected, the calculation agent—which initially will be Deutsche Bank AG, London Branch—may determine the index ending level or fair market value of the ROS—and thus the amount payable at maturity—in a manner it considers appropriate, in its sole discretion.

The formula for calculating the payment at maturity of the ROS does not take into account all developments in the applicable index.

Changes in the applicable index during the term of the ROS before the final valuation date or dates specified in the applicable term sheet may not be reflected in the calculation of the amount payable at maturity of the ROS. The calculation agent will calculate this amount by comparing only the level of the index on the trade date relative to the level of the index on the final valuation date or dates. No other levels or values will be taken into account. As a result, you may lose some or all of your principal even if the index has risen at certain times during the term of the ROS before falling to a level below its starting level on the final valuation date or dates.

In the case of ROS linked to a commodities index, commodity prices may change unpredictably, affecting the value of your ROS in unforeseeable ways.

Commodity prices are affected by a variety of factors, including weather, governmental programs and policies, national and international political, military, terrorist and economic events, changes in interest and exchange rates, and trading activities in commodities and related contracts. These factors may affect the level of the index and therefore the value of your ROS in varying ways. Different factors may cause the value of different commodities and the volatilities of their prices to move in inconsistent directions and at inconsistent rates.

In the case of ROS linked to a commodities index, higher future prices of commodities included in the index relative to their current prices may lead to a decrease in the amount payable at maturity.

Your ROS may be linked to an index that is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts approach expiration, they are replaced by contracts that have a later expiration. The relative sale prices of the contracts with earlier and later expiration dates will depend on the commodities included in the index and the markets for those commodities during the term of your ROS. Sale prices for contracts with later expiration that are higher than the sale prices for contracts expiring earlier could adversely affect the value of the commodity index to which your ROS is linked and, accordingly, decrease the payment you receive at maturity.

In the case of ROS linked to the Dow Jones EURO STOXX 50® Index, Deutsche Bank is one of the companies that makes up such Index.

Deutsche Bank is currently one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with any of the other companies whose stock is included in the Dow Jones EURO STOXX 50® Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the Dow Jones EURO STOXX 50® Index or the ROS. None of the money you pay us will go to the index sponsor of the Dow Jones EURO STOXX 50® Index or any of the other companies included in the Dow Jones EURO STOXX 50® Index and none of those companies will be involved in the offering of the ROS in any way. Neither those companies nor the sponsor of the Dow Jones EURO STOXX 50® Index will have any obligation to consider your interests as a holder of the ROS in taking any corporate actions that might affect the value of the ROS.

Deutsche Bank and its affiliates have no affiliation with any index sponsor and are not responsible for its public disclosure of information.

Unless otherwise specified in the applicable pricing supplement, Deutsche Bank and its affiliates are not affiliated with the sponsor of any index that may be used to calculate the payment at maturity of the ROS (except for licensing arrangements discussed in the underlying supplement) and have no ability to control or predict actions of any such sponsor, including any errors in or discontinuation of disclosure regarding methods or policies relating to the calculation of the index. If an index sponsor discontinues or suspends the calculation of the index to which your ROS are linked, it may become difficult to determine the market value of the ROS or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "General Terms of the ROS—Market Disruption Event" on page PS-19 of this product supplement and "General Terms of the ROS—Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation" on page PS-20 of this product supplement. Unless otherwise specified in the applicable pricing supplement, no index sponsor is involved in the offer or sale of any ROS in any way and or has any obligation to consider your interests as an owner of the ROS in taking any actions that might affect the value of your ROS. Unless otherwise specified in the applicable pricing supplement, all information concerning an index sponsor and the index to which your ROS relate is derived from publicly available information, without independent verification by us. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the index or any index sponsor contained in the underlying supplement or any pricing supplement. You, as an investor in the ROS, should make your own investigation into the applicable index and the applicable index sponsor.

Historical performance of the index should not be taken as an indication of the future performance of the index during the term of the ROS.

The trading prices of the index constituents will determine the index level. As a result, it is impossible to predict whether, or the extent to which, the level of the index will rise or fall. Trading prices of the index constituents will be influenced by complex and interrelated political, economic, financial and other factors that can affect the issuers of the index constituent stocks, the value of the index commodities and the level of the index. Accordingly, the historical performance of the index should not be taken as an indication of the future performance of the index.

Trading and other transactions by Deutsche Bank or its affiliates in the index constituents, futures, options, exchange-traded funds or other derivative products on the index constituents or in the index may impair the market value of the ROS.

As described below under "Use of Proceeds", generally we or one or more affiliates may hedge our obligations under the ROS by purchasing the index constituents, futures or options on the index constituents or on the index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the index constituents or in the index, and we may adjust these hedges by, among other things, purchasing or selling the index constituents, futures, options, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the index or of the index constituents at any time. Although generally they are not expected to, any of these hedging activities may adversely affect the market price of the index constituents and/or the level of the index, and, therefore, the market value of the ROS. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the ROS declines.

We or one or more of our affiliates may also engage in trading in the index constituents and may make other investments relating to the index constituents or to the index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of the index constituents and/or the level of the index and, therefore, the market value of the ROS. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the index constituents or the index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the ROS.

The business activities of Deutsche Bank or its affiliates may create conflicts of interest.

As noted above, Deutsche Bank and its affiliates expect to engage in trading activities related to the index and the index constituents that are not for the account of holders of the ROS or on their behalf. These trading activities may present a conflict between the holders' interest in the ROS and the interests Deutsche Bank and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to the interests of the holders of the ROS.

In the case of ROS linked to an equity index, Deutsche Bank and its affiliates may, at present or in the future, engage in business with the issuers of the index constituent stocks, including making loans or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of Deutsche Bank or another affiliate of Deutsche Bank and the interests of holders of the ROS. Any of these activities by Deutsche Bank, Deutsche Bank Securities Inc. or other affiliates may affect the market price of the index constituent stocks and/or the level of the index and, therefore, the market value of the ROS.

We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS. Any such research, opinions or recommendations could affect the value of the index constituents, or the index, and therefore the market value of the ROS.

Deutsche Bank and its affiliates and agents publish research from time to time on financial markets, commodities markets and other matters that may influence the value of the ROS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the ROS. Deutsche Bank and its affiliates may have published research or other opinions that call into question the investment view implicit in your ROS. Any research, opinions or recommendations expressed by Deutsche Bank or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the ROS and the index to which the ROS are linked.

Significant aspects of the tax treatment of the ROS are uncertain.

There is no direct legal authority regarding the proper U.S. tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of a security are uncertain and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the ROS, the timing and character of income thereon might differ materially from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a security (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of this product supplement called "Certain U.S. Federal Income Tax Consequences."

You will not receive coupon payments on the ROS or dividend payments on the index constituent stocks or have shareholder rights in the index constituent stocks.

You will not receive any periodic coupon payments on the ROS, and you will not receive any dividend payments or other distributions on the index constituent stocks underlying a ROS linked to an equity index. As a holder of the ROS, you will not have voting rights or any other rights that holders of the index constituent stocks or index commodities may have.

The calculation agent can postpone the determination of the index ending level, and therefore the maturity date, if a market disruption event occurs on the final valuation date or dates.

The determination of the index ending level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date or dates. If such a postponement occurs, the calculation agent will use the closing level of the index on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date or dates be postponed by more than ten business days. As a result, the maturity date for the ROS could also be postponed, although not by more than ten business days.

If the determination of the index ending level on the final valuation date or dates is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the index ending level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the index ending level that would have prevailed in the absence of the market disruption event. See "General Terms of the ROS—Market Disruption Event".

There are potential conflicts of interest between you and the calculation agent.

Our affiliate, Deutsche Bank AG, London Branch will serve as the calculation agent. Deutsche Bank AG, London Branch will, among other things, decide the amount of the cash payment at maturity of the ROS. We may change the calculation agent after the original issue date of any ROS without notice. For a fuller description of the calculation agent's role, see "General Terms of the ROS—Calculation Agent". The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the index constituents or the index has occurred or is continuing on the final valuation date or dates. This determination may, in turn, depend on the calculation agent's judgment as to whether the event has materially interfered with our ability or the ability of any of our affiliates to unwind hedge positions. See "Use of Proceeds". Since this determination by the calculation agent will affect the payment at maturity on the ROS, the calculation agent may have a conflict of interest if it needs to make any such decision.

An investment in the ROS may be subject to risks associated with non-U.S. securities markets.

Some or all of the index constituent stocks to which your ROS may be linked may be issued by foreign companies and some or all of the index commodities to which your ROS may be linked may trade on foreign exchanges. An investment in securities linked to the value of foreign equity securities or foreign exchange-traded futures contracts involves particular risks. Generally, foreign securities and futures markets may be more volatile than U.S. securities and futures markets, and market developments may affect foreign markets differently from U.S. securities and futures markets. Direct or indirect government intervention to stabilize these foreign markets, as well as cross shareholdings in foreign companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Similarly, regulations of the Commodity Futures Trading Commission generally do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Securities and futures prices in foreign countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the foreign securities and futures markets, include the possibility of recent or future changes in the foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other foreign laws or restrictions applicable to foreign companies or investments in foreign equity securities or futures contracts and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular foreign economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult for any index sponsor to enforce the laws or regulations of a foreign country or exchange.

Any index constituent stock that is issued by a foreign company and any index commodity that is traded on a foreign exchange will be specified in the applicable pricing supplement.

The return on the ROS may not be adjusted for changes in exchange rates that might affect the index.

Some or all of the index constituents to which your ROS may be linked may be traded in currencies other than U.S. dollars. However, even if that is the case, your ROS are denominated in U.S. dollars and the value of your ROS may not be adjusted for exchange rate fluctuations between the U.S. dollar and any other currency upon which an index constituent is based. Therefore, if such currency appreciates or depreciates relative to the U.S. dollar over the term of the ROS, you may not receive any additional payment or incur any reduction in payment at maturity. Your net exposure may depend on the extent to which the currencies upon which the index constituents are based strengthen or weaken relative to the U.S. dollar. If the U.S. dollar strengthens relative to the currencies upon which the index constituents are based, taking into account the relative weightings of such index constituents within the index, the value of any such index may be adversely affected, and the payment at maturity of the ROS may be reduced. Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments; and
- the extent of governmental surpluses or deficits in any relevant jurisdiction, including the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the government of any relevant foreign jurisdiction, the United States and other jurisdictions important to international trade and finance.

Any index constituent that is traded in a currency other than U.S. dollars will be specified in the applicable pricing supplement.

Valuation of the ROS

At maturity. Your cash payment at maturity is based on the index return as described under "General Terms of the ROS—Payment at Maturity".

Prior to maturity. You should understand that the market value of your ROS will be affected by several factors, many of which are beyond our control and interrelate in complex ways. Generally, we expect that the level of the applicable index on any day will affect the market value of your ROS more than any other single factor. Other factors that may influence the market value of your ROS include supply and demand for your ROS, exchange rates, the volatility of the applicable index, the composition of the applicable index and any changes to the index constituents, dividend payments on the index constituent stocks, the level of interest rates and other economic conditions, as well as the perceived creditworthiness of Deutsche Bank. See also "Risk Factors" beginning on page PS-10 of this product supplement for a broader description of factors that could affect the market value of your ROS.

General Terms of the ROS

The following is a summary of general terms of the ROS. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in the applicable pricing supplement and *in the accompanying prospectus and prospectus supplement.*

In addition to the terms described elsewhere in this product supplement, the following general terms will apply to the ROS:

Coupon

We will not pay you a coupon during the term of the ROS.

Denomination

Each ROS will have an initial investment amount of $10, unless otherwise specified in the applicable pricing supplement.

Payment at Maturity

You will receive a cash payment at maturity that is based on the index return. If the index return is positive, the index return will be enhanced by a multiplier as specified in the applicable pricing supplement, subject to a maximum gain on the ROS, as specified in the applicable pricing supplement. The ROS are fully exposed to any decline in the level of the index, and a negative index return will reduce your cash payment at maturity below the initial investment amount of your ROS, and will result in a negative return on your investment. ***You may lose some or all of your investment if the index level declines over the term of your ROS.***

Steps to Calculate Payment at Maturity

Step 1: Calculate the index return

The index return is the difference between the closing level of the index on the final valuation date or dates and on the trade date and is expressed as a percentage of the closing level of the index on the trade date. The index return may be positive or negative and is calculated as follows:

$$\text{index return} = \frac{\text{index ending level} - \text{index starting level}}{\text{index starting level}}$$

The "**index starting level**" is the closing level of the index on the trade date specified in the applicable pricing supplement.

The "**index ending level**" is the closing level of the index on the final valuation date or dates specified in the applicable pricing supplement.

Step 2: Calculate the cash payment at maturity

The cash payment at maturity of the ROS will be calculated as follows:

- If the index return is positive, the payment at maturity per security will equal the lesser of:

  $10 + ($10 x (index return x multiplier)); and

  $10 + ($10 x maximum gain).

- If the index return is zero, the payment at maturity will equal $10 per security.

- If the index return is negative, the payment at maturity will be less than $10 per security and will equal:

  $10 + ($10 x index return).

Maturity Date

The maturity date for your ROS will be the date specified in the applicable pricing supplement, unless that day is not a business day, in which case the maturity date will be the next following business day. If the fifth business day before the specified maturity date does not qualify as the final valuation date or dates as determined in accordance with "—Final Valuation Date" below, then the maturity date will be the fifth business day following such final valuation date or dates. The calculation agent may postpone the final valuation date or dates—and therefore the maturity date—if a market disruption event occurs or is continuing on a day that would otherwise be a final valuation date. We describe market disruption events under "—Market Disruption Event" below.

Final Valuation Date

The final valuation date or dates for your ROS will be the date or dates specified in the applicable pricing supplement, unless the calculation agent determines that a market disruption event has occurred or is continuing on any such day. In that event, the final valuation date or dates will be the first following business day on which the calculation agent determines that a market disruption event has not occurred and is not continuing. In no event, however, will the final valuation date or dates for your ROS be postponed by more than ten business days.

Market Disruption Event

The calculation agent will determine the index ending level on the final valuation date. As described above, the final valuation date or dates may be postponed, and thus the determination of the index ending level may be postponed, if the calculation agent determines that, on the final valuation date or dates, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing level of the index on the first business day on which no market disruption event has occurred or is continuing. In no event, however, will the determination of the index ending level be postponed by more than ten business days. If the determination of the index ending level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the index ending level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the index ending level that would have prevailed in the absence of the market disruption event. Any of the following will be a market disruption event, in each case as determined by the calculation agent in its sole discretion:

- a termination, suspension, absence or material limitation of trading in a material number of index constituents for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

- a termination, suspension, absence or material limitation of trading in option or futures contracts relating to the index or to a material number of index constituent stocks in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in such market;

- termination, suspension, absence or material limitation of trading in any futures contract included in an index to which your ROS is linked;

- a change in the settlement price of any futures contract included in an index to which your ROS is linked by an amount equal to the maximum permitted price change from the previous day's settlement price;

- the settlement price is not published for any individual futures contract included in an index to which your ROS is linked;

- the index is not published; or

- in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to your ROS that we or our affiliates have effected or may effect as described below under "Use of Proceeds".

The following events will not be market disruption events:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the applicable market or markets; or

- a decision to permanently discontinue trading in the option or futures contracts relating to the index, in any index constituent stocks or index commodities, or in any futures contract on such index.

For this purpose, an "**absence of trading**" in the primary securities market or markets on which option or futures contracts related to the index or any index constituent stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If any index sponsor discontinues publication of the applicable index, and the index sponsor or any other person or entity publishes a substitute index that the calculation agent determines is comparable to that index and approves the substitute index as a successor index, then the calculation agent will determine the index return, index starting level, index ending level and the amount payable at maturity by reference to such successor index.

If the calculation agent determines that the publication of the index is discontinued and that there is no successor index on any date when the value of the index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of stocks, physical commodities, exchange-traded futures contracts on physical commodities or another index or indices, as applicable, and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index constituents or the method of calculating the index have been changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of the index constituents or of the futures contracts on the index, as applicable, and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index constituent stocks or their issuers or the index commodities, as applicable, or is due to any other reason—that causes the index not to fairly represent the value of that index had such changes not been made or that otherwise affects the calculation of the index return, index starting level, index ending level or the amount payable at maturity, then the calculation agent may make adjustments in this method of calculating that index that it believes are appropriate to ensure that the index return used to determine the amount payable on the maturity date is equitable. All determinations and adjustments to be made by the calculation agent with respect to the index return, index starting level, index ending level and the amount payable at maturity or otherwise relating to the level of the index may be made by the calculation agent in its sole discretion.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the index return, the index starting level, the index ending level and the payment at maturity, if any, on the securities. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of the index and whether there has been a material change in the method of calculating the index. All determinations made by the calculation agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the applicable pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the index starting level, the index ending level or the index return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $10.00 security at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate initial investment amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the ROS.

Payment Upon an Event of Default

Unless otherwise specified in the applicable pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per $10.00 security upon any acceleration of the securities shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $10.00 security as described under the caption "General Terms of the ROS — Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date. If the securities have more than one Valuation Date, then the business days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) shall be the corresponding Valuation Dates.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the applicable pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the applicable pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate initial investment amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("DBTCA") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of the ROS to holders who purchase the ROS at the "issue price" and will hold the ROS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, commodities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a security as a part of a hedging transaction, straddle, conversion or integrated transaction, or United States holders (as defined below) who have a "functional currency" other than the U.S. dollar.

In addition, in the case of a Basket Index comprising the stock of one or more entities, we will not attempt to ascertain whether any entity in the Basket Index would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code or as a "U.S. real property holding corporation" (a "**USRPHC**") within the meaning of Section 897 of the Code. If one or more entities in the Basket Index were so treated, certain adverse U.S. federal income tax consequences might apply upon the sale, exchange or retirement of the ROS. You should refer to information filed with the SEC or the equivalent government authority by such components and consult your tax adviser regarding the possible consequences to you if such a component is or becomes a PFIC or a USRPHC.

Tax Treatment of the ROS

Except as otherwise provided in the applicable pricing supplement, we believe the ROS should be treated as cash-settled prepaid financial contracts for U.S. federal income tax purposes. Due to the absence of authorities that directly address instruments that are similar to the ROS, significant aspects of the U.S. federal income tax consequences of an investment in the ROS are uncertain. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the treatment described herein. Accordingly, you are urged to consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the ROS (including the alternative treatments described below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above treatment is respected.

Tax Consequences to United States Holders

The following discussion applies to "United States holders" of the ROS. You are a "United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the ROS who is (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Except as otherwise provided in the applicable pricing supplement and assuming that the treatment of the ROS described above is respected, the following are anticipated U.S. federal income tax consequences of the ownership and disposition of the ROS.

Tax Treatment Prior to Maturity. You should not be required to recognize taxable income over the term of the ROS prior to maturity, other than pursuant to a sale or exchange, as described below.

Sale, Exchange or Retirement of the ROS. Upon a sale or exchange of the ROS prior to their maturity date or upon the receipt of the cash payment in retirement of the ROS at maturity, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the ROS so sold, exchanged or retired. Your tax basis in the ROS generally will equal the amount you paid to acquire the ROS. Such gain or loss should be capital gain or loss and should be long-term capital gain or loss if you have held your security for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the ROS. Due to the absence of authorities that directly address the proper tax treatment of the ROS, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. Alternative U.S. federal income tax treatments of the ROS are possible, which, if applied, could materially affect the timing and/or character of the income or loss with respect to a security. It is possible, for example, that the ROS could be treated as debt instruments issued by us. Under this treatment, the ROS having a term from issue to maturity (including the last possible date that the ROS could be outstanding) exceeding one year would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the ROS you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined at the time of issuance of the ROS, even though no corresponding cash would be received on the ROS. In addition, any gain on the sale, exchange or retirement of the ROS would generally be treated as ordinary income. Other treatments also are possible. Accordingly, you should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the ROS.

Tax Consequences to Non-United States Holders

The following discussion applies to you only if you are a non-United States holder of the ROS. You are a "non-United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the ROS who is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust. You are not a non-United States holder if you are an individual present in the United States for 183 days or more in the taxable year of sale, exchange or retirement. Such a holder should consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or retirement of the ROS.

Sale, Exchange or Retirement of the ROS. Subject to the discussion below regarding backup withholding, gain from the sale or exchange of the ROS prior to its maturity date or upon the receipt of cash payment in retirement of the ROS at maturity should not be subject to U.S. federal withholding or income tax unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences under Possible Alternative Treatments. If the ROS were treated as indebtedness, any payments or accruals made or deemed to be made nonetheless would not be subject to U.S. federal income or withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable documentation requirements; and (ii) any gain realized on a sale, exchange or retirement of the ROS is not effectively connected with your conduct of a trade or business in the United States.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and if payments on the ROS are effectively connected with the conduct of that trade or business, you generally will be taxed in the same manner as a United States holder. If the preceding sentence applies to you, then in order to claim an exemption from withholding tax, you will be required to provide a properly executed IRS Form W-8ECI in lieu of IRS Form W-8BEN. If this paragraph applies to you, you are urged to consult your own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the ROS, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the ROS will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number) or meet certain other conditions. If you are a non-United States holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you generally will not be subject to backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS

Unless otherwise specified in the applicable pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities. The original issue price of the securities includes each agent's commissions (as shown on the cover page of the applicable pricing supplement) paid with respect to the securities which commissions include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the applicable pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking positions in the index, the component stocks underlying the index, or instruments whose value is derived from the index or its underlying stocks. While we cannot predict an outcome, such hedging activity or our other hedging or investment activity could potentially increase the level of the index as well as the index starting level, and therefore effectively establish a higher level that the index must achieve for you to obtain a return on your investment or avoid a loss of principal at maturity. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the index, the component stocks underlying the index, or instruments whose value is derived from the index or its underlying stocks. Although we have no reason to believe that any of these activities will have a material impact on the level of the index or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE UNDERLYING INDEX

The index to which payment on the ROS will be linked will be described in the applicable underlying supplement.

UNDERWRITING

Under the terms and subject to the conditions contained in a Distribution Agreement to be entered into between Deutsche Bank AG and each of DBSI and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each an "**Agent**" and collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the amount of securities set forth on the cover page of the applicable pricing supplement. Each such Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the applicable pricing supplement. DBSI and DBTCA may allow a concession to other dealers as set forth in the applicable pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the applicable pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.